BRASKEM S.A.
                           CNPJ No. 42.150.391/0001-70
                              NIRE No. 29300006939
                                 PUBLIC COMPANY

                          EXTRAORDINARY GENERAL MEETING

                              NOTICE OF CONVOCATION


The shareholders of BRASKEM S.A. ("Company") are invited to an Extraordinary General Meeting to be held at the Company's headquarters, at Rua Eteno, No. 1,561, Petrochemical Hub, Municipality of Camacari, State of Bahia, on January 12, 2004, at 09:00 a.m., to deliberate concerning the following agenda:

1. to approve and ratify the appointment and hiring, carried out by the Company's officers, of the specialized company in charge of drafting the valuation report regarding the shareholders' equity of Odebrecht Quimica S.A. ("Odequi");

2. to analyze, discuss and approve the Protocol and Justification for the partial spin-off of the shareholders' equity of Odequi and transfer of the spun-off assets of Odequi to the Company;

3. to analyze, discuss and approve the documents related to the partial spin-off of Odequi's shareholders' equity and transfer of the spun-off assets of Odequi to the Company;

4. to approve the partial spin-off of Odequi's shareholders' equity and transfer of the spun-off assets of Odequi to the Company, resulting in a reduction in the Company's ownership interest in Odequi's capital stock.

                          Sao Paulo, December 09, 2003


                           Pedro Augusto Ribeiro Novis
                       Chairman of the Board of Directors